

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 26, 2009

Ms. Rita McKeown
Chief Financial Officer
Alliance Healthcard, Inc.
900 36th Avenue, Suite 105
Norman, OK 73072

   RE: **Alliance Healthcard, Inc.**
     Form 10-K for Fiscal Year Ended September 30, 2008
     Filed December 29, 2008

     Form 10-Q for Fiscal Quarter Ended December 31, 2008
     File No. 000-30099

Dear Ms. McKeown:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2008

Item 1. Business, page 3

1. We note that revenue attributable to one client totaled 55% of your total revenue for the year ended September 30, 2008. In future filings please identify this client and include the relevant contract as an exhibit.

Item 7. Management's Discussion and Analysis…, page 15

2. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management's discussion and analysis in future filings to provide detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties. When you do address the reasons driving material changes in your results of operations, please provide more detailed disclosure of the reason beyond somewhat conclusory statements. For example, we note your statement that Alliance HealthCard was responsible for an increase in revenue attributable to new business. Please explain whether management expects that trend to continue in future periods. We also note that the increase in sales and marketing expenses was "primarily attributable to compensation and commission expense." Please provide more detailed information regarding the nature of such expenses. These are just examples.

3. Please expand your Overview section in future filings to discuss how you generate revenues and to identify the components of your expenses. For example, discuss how your revenues are generated from membership fees and the extent to which your membership fees are monthly or annual. Discuss what portion of your revenues is attributable to retail plans versus wholesale plans and any trends. Further discuss which types of your discount and insurance programs materially contributed to your revenues and expenses.

Critical Accounting Policies

Stock Based Compensation, page 15

4. You state here and on page 27 in the notes to the financial statements that in accordance with SFAS 123R you measure stock based compensation expense as the excess of the market price on date of grant over the amount of the grant. This is not accordance with SFAS 123R, which requires stock-based compensation to be based on the grant-date fair value of the award. Please advise us.

Liquidity and Capital Resources, page 16

5. We note your statement that you anticipate that your cash flow and cash on hand will be "sufficient for the next 12 months" to finance your operations. Please revise your disclosure in future filings to provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960. In particular, please discuss the obligations under the promissory notes issued to former BMS shareholders and the impact such obligations will have on your liquidity and capital resources.

Notes to the Consolidated Financial Statements

8. Stock Based Compensation, page 33

6. Your stock based compensation disclosure does not include several items required by SFAS 123R, paragraph A240 including for the years ending September 30, 2008 and 2007: the fair value of the options granted, the intrinsic value of options exercised, the fair value of options vested, and the stock based compensation recorded. Also as of September 30, 2008 the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Please advise us and include in your response a revised disclosure with full consideration of the all the requirements of paragraph A240.

12. Claims Liability, page 36

7. Please advise us and expand your disclosure as to what these claims are, how they arise and why you are obligated to pay them.

Item 9.A Controls and Procedures, page 39

8. We note your statement on page 40 that management was unable to issue its report on the effectiveness of your internal controls as of September 30, 2008. We further note your statement that "with the exception of not properly accounting for the reverse merger with BMS" your disclosure controls and internal controls over financial reporting were "fully" effective as of September 30, 2008. Please amend your Form 10-K to revise your disclosure as follows:

    •   Please clarify your disclosure to clearly state in unqualified language either that management concluded that disclosure controls and procedures were effective or that management concluded that disclosure controls and procedures were not effective. If management concluded that the disclosure and controls and procedures were effective, explain the basis for management's conclusion in light of the improper accounting for the reverse merger with BMS.

- If management concluded that disclosure controls and procedures were effective, further disclose in reasonable detail the basis for such conclusion in light of the fact that management was unable to issue its report on the effectiveness of your internal controls. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.

9. Please amend your Form 10-K to clearly state that management concluded that its internal control over financial reporting was not effective as of September 30, 2008. Management is not permitted to conclude that its internal control over financial reporting is effective if there are one or more material weaknesses in such internal controls. See Regulation S-K Item 308T(a)(3).

10. Please provide the disclosure required by Regulation S-K Item 308T(a)(4).

Item 15. Exhibits, Financial Statement Schedules, page 51

11. Please amend your Form 10-K to include the following documents as exhibits:

- All management contracts and compensatory plans, including the employment agreements with Messrs. Wright, Wimberly, Garces, and Kiser and with Ms. Matthews and the Alliance HealthCard, Inc. 2000 Stock Option Plan;

- The lease agreement for your offices in Norcross, Georgia;

- Notes issued to Messrs. Wright and Wimberly and Ms. Mathews in connection with acquisition of BMS Holding Company; and

- The contract with your client that totaled 55% of your total revenue for the year ended September 30, 2008.

See Items 601(b)(10)(ii)(B) and 601(b)(10)(iii) of Regulation S-K.

Exhibits 31.1 and 31.2

12. We note that the certifications are missing the introductory language in paragraph four that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. We also note that you have added "annual" when referring to the report, changed "such statements" to "they" in paragraph two, reordered "to us by" to be "by us to" in paragraph 4(a), and referred to internal controls over financial reporting and paragraphs 4(d) and 5(b). Please amend

your Form 10-K to provide certifications exactly as set forth in Regulation S-K Item 601(b)(31).

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Exhibits 31.1 and 31.2

13. Please amend your Form 10-Q to provide certifications exactly as set forth in Regulation S-K Item 601(b)(31). You have made the same modifications to these certifications as you did to the certifications in your Form 10-K. Refer to comment 12, above.

* * * *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Kathleen Krebs, Special Counsel, at (202) 551-3350.

Sincerely,

Larry Spirgel
Assistant Director